THE PRUDENTIAL INVESTMENT PORTFOLIOS, INC.
Prudential Conservative Allocation Fund

Prudential Growth Allocation Fund

Prudential Moderate Allocation Fund

AMENDMENT TO MANAGEMENT AGREEMENT

Amendment to Management Agreement made this 1st day of July, 2017 between The Prudential Investment Portfolios, Inc. (PIP), on behalf of each of its separate investment series, Prudential Conservative Allocation Fund, Prudential Growth Allocation Fund and Prudential Moderate Allocation Fund (each, a Fund), and PGIM Investments LLC (the Manager) (formerly, Prudential Investments LLC).

WHEREAS, PIP and the Manager have mutually agreed to reduce the management fee rate pursuant to which PIP compensates the Manager for the services provided by the Manager to each Fund under the Management Agreement;

NOW THEREFORE, the parties mutually agree as follows:

1. The management fee rate schedule appearing in the Amendment to Management Agreement dated January 1, 2016 is hereby deleted in its entirety and is replaced with the following new management fee rate schedule applicable to each Fund:

0.10% on average daily net assets up to $5 billion;
0.08% on average daily net assets over $5 billion.

2. The Management Agreement is unchanged in all other respects.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

THE PRUDENTIAL INVESTMENT PORTFOLIOS, INC.

By: /s/ Stuart Parker
Name: Stuart Parker
Title: President

PGIM INVESTMENTS LLC

By: /s/ Scott E. Benjamin
Name: Scott E. Benjamin

Title: Executive Vice President